UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

PAR Technology Corporation

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

698884103

(CUSIP Number)

THE ABOVE PAR COMMITTEE

c/o Voss Capital, LLC

3773 Richmond, Suite 500

Houston, Texas 77046

(212) 721-0494

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

THE ABOVE PAR COMMITTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,001,184
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,103,314
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		727,334
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

727,334
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

727,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		727,334
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

727,334
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

727,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

BRASADA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		23,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

126,030
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

GABE BIRDSALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		23,900
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

126,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

JONATHAN REICHEK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		23,900
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

126,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

BROADVIEW DARK HORSE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		249,950
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

249,950
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

249,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

EWING MORRIS & CO’S INVESTMENT PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		249,950
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

249,950
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

249,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

CO

9

CUSIP NO. 698884103

1	NAME OF REPORTING PERSON

MATT IRWIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		249,950
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

249,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

249,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 698884103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.02 per share (the “Shares”), of PAR Technology Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is PAR Technology Park, 8683 Seneca Turnpike, New Hartford, New York 13413.

Item 2.	Identity and Background.

(a)On January 22, 2018, the filing persons formed The Above Par Committee (the “Committee”). The members of the Committee include:

(i)	Voss Capital, LLC (“Voss Capital”), a Texas limited liability corporation, as the investment manager of certain managed accounts (the “Voss Capital Accounts”), with respect to the Shares directly and beneficially owned by it;
(ii)	Travis W. Cocke, as the managing member of Voss Capital;
(iii)	Brasada Capital Management LP (“Brasada Capital”), a Texas limited partnership, as the investment manager of certain managed accounts (the “Brasada Capital Accounts”);
(iv)	Gabe Birdsall, as an owner of Brasada Capital;
(v)	Jonathan Reichek, as an owner of Brasada Capital;
(vi)	Broadview Dark Horse LP (“Broadview”), a Canadian limited partnership, with respect to the Shares directly and beneficially owned by it;
(vii)	Ewing Morris & Co’s Investment Partners Ltd (“Ewing Morris”), a Canadian corporation, as the investment manager of Broadview; and
(viii)	Matt Irwin, as a member of Ewing Morris.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of Voss Capital is 3773 Richmond, Suite 500, Houston, Texas 77046. The address of the principal office of Brasada Capital is 3200 Southwest Freeway, Suite 2160, Houston, Texas 77027. The address of the principal office of each of Broadview and Ewing Morris is 1407 Yonge, Toronto, ON M4T 1Y7, Canada. The officers and directors of Ewing Morris and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)The principal business of Voss Capital is investing in securities. The principal business of Brasada Capital is investing in securities. The principal business of Broadview is investing in securities. The principal business of Ewing Morris is serving as an investment manager. The principal occupation of Mr. Cocke is serving as the managing member of Voss Capital. The principal business of each of Messrs. Birdsall and Reichek is as owner of Brasada Capital. Mr. Irwin serves as a member of Ewing Morris.

11

CUSIP NO. 698884103

(d)No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Voss Capital is organized under the laws of the State of Texas. Brasada Capital is organized under the laws of the State of Texas. Each of Broadview and Ewing Morris is organized under the laws of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Voss Capital and held in the Voss Capital Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 509,333 Shares beneficially owned by Voss Capital is approximately $3,390,273, including brokerage commissions. The aggregate purchase price of the 218,001 Shares held in the Voss Capital Accounts is approximately $1,540,245, including brokerage commissions.

The Shares held in the Brasada Capital Accounts were purchased with the investment capital of Brasada Capital clients (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 126,030 Shares held in the Brasada Capital Accounts is approximately $1,111,204, including brokerage commissions.

The Shares purchased by Broadview were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 249,950 Shares beneficially owned by Broadview is approximately $1,152,766, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

12

CUSIP NO. 698884103

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 2 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer to discuss their views, including the composition of the Issuer’s Board of Directors and corporate governance practices, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,007,447 Shares outstanding, as of November 10, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

A.	Voss Capital
(a)	As of the close of business on February 1, 2018, Voss Capital beneficially owned 727,334 Shares consisting of (i) 509,333 Shares owned by Voss Capital and (ii) 218,001 Shares held in the Voss Capital Accounts.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 727,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 727,334
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Capital and through the Voss Capital Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Mr. Cocke
(a)	Mr. Cocke, as the managing member of Voss Capital, may be deemed the beneficial owner of the 727,334 Shares owned by Voss Capital.

Percentage: Approximately 4.5%

13

CUSIP NO. 698884103

(b)	1. Sole power to vote or direct vote: 727,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 727,334
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Capital and through the Voss Capital Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Brasada Capital
(a)	As of the close of business on February 1, 2018, 126,030 Shares were held in the Brasada Capital Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 23,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 126,030
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares through the Brasada Capital Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Mr. Birdsall
(a)	Mr. Birdsall, as an owner of Brasada Capital, may be deemed the beneficial owner of the 126,030 Shares held in the Brasada Capital Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 23,900
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 126,030

(c)	Mr. Birdsall has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares through the Brasada Capital Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Mr. Reichek
(a)	Mr. Reichek, as an owner of Brasada Capital, may be deemed the beneficial owner of the 126,030 Shares held in the Brasada Capital Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 23,900
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 126,030

14

CUSIP NO. 698884103

(c)	Mr. Reichek has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares through the Brasada Capital Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Broadview
(a)	As of the close of business on February 1, 2018, Broadview beneficially owned 249,950 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 249,950
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 249,950
4. Shared power to dispose or direct the disposition: 0

(c)	Broadview has not entered into any transactions in the Shares during the past sixty days.
G.	Ewing Morris
(a)	Ewing Morris, as the investment manager of Broadview, may be deemed the beneficial owner of the 249,950 Shares owned by Broadview

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 249,950
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 249,950
4. Shared power to dispose or direct the disposition: 0

(c)	Ewing Morris has not entered into any transactions in the Shares during the past sixty days.
H.	Mr. Irwin
(a)	Mr. Irwin, as a member of Ewing Morris, may be deemed the beneficial owner of the 249,950 Shares owned by Broadview.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 249,950
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 249,950

(c)	Mr. Irwin has not entered into any transactions in the Shares during the past sixty days.

As of the close of business on February 1, 2018, the Reporting Persons collectively beneficially owned an aggregate of 1,103,314 Shares, constituting approximately 6.9% of the Shares outstanding.

15

CUSIP NO. 698884103

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 1, 2018, the Reporting Persons entered into a Joint Filing Agreement. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated February 1, 2018.

16

CUSIP NO. 698884103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2018

Voss Capital LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

Brasada Capital Management LP

By:	/s/ Jonathan Reichek
	Name:	Jonathan Reichek
	Title:	Authorized Signatory

/s/ Gabe Birdsall
Gabe Birdsall

/s/ Jonathan Reichek
Jonathan Reichek

Broadview Dark Horse LP

By:	Ewing Morris & Co’s Investment Partners Ltd, its investment manager

By:	/s/ Matt Irwin
	Name:	Matt Irwin
	Title:	Authorized Signatory

Ewing Morris & Co’s Investment Partners Ltd

By:	/s/ Matt Irwin
	Name:	Matt Irwin
	Title:	Authorized Signatory

/s/ Matt Irwin
Matt Irwin

17

CUSIP NO. 698884103

SCHEDULE A

Directors and Officers of Ewing Morris & Co’s Investment Partners Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Darcy Morris, Director	Co-President and Chief Executive Officer of Ewing Morris & Co’s Investment Partners Ltd	1407 Yonge Toronto, ON M4T 1Y7, Canada	Canada

John Ewing, Director	Co-President and Chief Investment Officer of Ewing Morris & Co’s Investment Partners Ltd	1407 Yonge Toronto, ON M4T 1Y7, Canada	Canada

Matt Irwin	Chief Operating Officer, Chief Compliance Officer and Chief Financial Officer of Ewing Morris & Co’s Investment Partners Ltd	1407 Yonge Toronto, ON M4T 1Y7, Canada	Canada

Martin Connell, Director	Chairman of the Board of Directors of Ewing Morris & Co’s Investment Partners Ltd	1407 Yonge Toronto, ON M4T 1Y7, Canada	Canada

Schedule B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VOSS CAPITAL, LLC

Purchase of Common Stock	500	8.6500	12/01/2017
Purchase of Common Stock	2,500	8.7376	12/04/2017
Purchase of Common Stock	1,400	8.7986	12/08/2017
Purchase of Common Stock	895	8.8300	12/13/2017
Purchase of Common Stock	3,000	9.1920	12/15/2017
Purchase of Common Stock	1,500	9.1741	12/18/2017
Purchase of Common Stock	1,000	9.3619	12/19/2017
Purchase of Common Stock	750	9.3834	12/20/2017
Purchase of Common Stock	2,000	9.2650	12/21/2017
Purchase of Common Stock	5,000	9.3557	12/22/2017
Purchase of Common Stock	7,200	9.4894	12/26/2017
Purchase of Common Stock	1,500	9.2885	12/27/2017
Purchase of Common Stock	5,000	9.2383	12/28/2017
Purchase of Common Stock	4,000	9.4027	12/29/2017
Purchase of Common Stock	1,200	9.1791	01/09/2018
Purchase of Common Stock	200	8.7650	01/10/2018
Purchase of Common Stock	100	8.7700	01/11/2018
Purchase of Common Stock	2,100	8.6395	01/16/2018
Purchase of Common Stock	2,252	8.6578	01/17/2018
Purchase of Common Stock	2,200	8.6150	01/18/2018
Purchase of Common Stock	2,800	8.8823	01/24/2018
Purchase of Common Stock	1,400	8.8929	01/25/2018
Purchase of Common Stock	500	8.9300	01/26/2018
Purchase of Common Stock	500	8.8000	01/29/2018
Purchase of Common Stock	1,700	8.6506	01/30/2018

VOSS CAPITAL, LLC

(Through the Voss Capital Accounts)

Purchase of Common Stock	1,400	8.8489	12/11/2017
Purchase of Common Stock	1,500	8.7800	12/12/2017
Purchase of Common Stock	1,300	8.7892	12/12/2017
Purchase of Common Stock	2,395	8.8725	12/13/2017
Purchase of Common Stock	2,000	8.8425	12/14/2017
Purchase of Common Stock	1,100	8.9664	12/15/2017
Purchase of Common Stock	1,100	9.1920	12/15/2017
Purchase of Common Stock	4,000	9.1100	12/18/2017
Purchase of Common Stock	200	9.1741	12/18/2017
Purchase of Common Stock	200	9.2725	12/19/2017
Purchase of Common Stock	972	9.3619	12/19/2017
Purchase of Common Stock	5,000	9.3566	12/20/2017
Purchase of Common Stock	482	9.3834	12/20/2017

Purchase of Common Stock	2,000	9.2395	12/21/2017
Purchase of Common Stock	500	9.2650	12/21/2017
Purchase of Common Stock	1,374	9.1900	12/22/2017
Purchase of Common Stock	2,213	9.3557	12/22/2017
Purchase of Common Stock	5,200	9.3891	12/26/2017
Purchase of Common Stock	2,300	9.2652	12/27/2017
Purchase of Common Stock	2,100	9.2885	12/27/2017
Purchase of Common Stock	3,500	9.2966	12/28/2017
Purchase of Common Stock	714	9.3152	12/29/2017
Purchase of Common Stock	900	9.4027	12/29/2017
Purchase of Common Stock	700	8.7586	01/10/2018
Purchase of Common Stock	200	8.8250	01/11/2018
Purchase of Common Stock	2,000	8.6850	01/17/2018
Purchase of Common Stock	1,000	8.5500	01/18/2018

Brasada Capital Management LP
(Through the Brasada Capital Accounts)

Sale of Common Stock	(300)	8.6000	12/04/2017
Sale of Common Stock	(10,000)	9.2100	12/28/2017
Sale of Common Stock	(50)	9.1300	01/04/2018
Purchase of Common Stock	1,000	9.2000	01/09/2018
Sale of Common Stock	(3,000)	8.5400	02/01/2018